Exhibit 20(b)

QUESTIONS AND ANSWERS

SEARS, ROEBUCK AND CO.

Spin-off of Common Stock of

THE ALLSTATE CORPORATION

1. What will I receive as a result of the Allstate spin-off?

Sears shareholders of record on June 30, 1995 will automatically receive a dividend of approximately 0.93 of a share of The Allstate Corporation (``Allstate'') common stock for each Sears common share they own. For example, if you own 100 Sears common shares on June 30, 1995, you will receive approximately 93 shares of Allstate stock.

2. What will happen if my Allstate stock dividend would yield both whole shares and a fraction of a share (a fractional share)?

Your Allstate fractional share will be aggregated with other fractional shares and purchased by Allstate. You will receive a check for the sales price of the fractional share. Your check will be mailed with your Allstate stock certificate.

3. When will I receive my Allstate shares?

If you hold your Sears shares in your own name or in Sears Dividend Reinvestment and Share Purchase Plan, your Allstate stock certificate will be mailed to you on or about July 12, 1995. You should allow several days for the mailing to reach you.

4. What if I hold my Sears shares through my stockbroker, bank, or other nominee?

If you hold your Sears shares through your stockbroker, bank, or some other nominee, you are probably not a shareholder of record and your receipt of Allstate stock depends on your arrangements with the nominee that holds your Sears shares for you. Sears anticipates that stockbrokers and banks generally will credit their customers' accounts with Allstate stock about July 12, 1995, but you should check with your stockbroker, bank, or other nominee.

5. If I am a participant in the Sears or Allstate Savings and Profit Sharing Fund, how will the spin-off dividend be distributed on shares in my Fund account?

Your Profit Sharing account will be credited with a number of whole and fractional Allstate shares equal to the number of Sears shares in your account on June 30, 1995 multiplied by approximately 0.93. (You will not receive an Allstate stock certificate or a check for the price of a fractional share.) You should receive more information in early August.

6. How much is a share of Allstate stock worth?

Allstate stock is listed on the New York Stock Exchange under the symbol ``ALL''. The closing price as reported on the New York Stock Exchange Composite Tape on June 16, 1995 was $30.

7. How will the spin-off affect the market price of my Sears shares?

When the spin-off occurs, the market price of Sears common shares will decrease. The decrease should be roughly equivalent to 0.93 times the per share price of Allstate stock. For example, if the Allstate stock price just before the spin-off is $30 per share (its closing price on June 16, 1995), it would be expected that the Sears stock price would decrease by about $28 (the approximate market value of 0.93 of a share of Allstate stock). Together, the market value of your Sears shares and the Allstate shares that you receive in the spin-off should add up to approximately the price of your Sears shares just before the spin-off, subject to market factors.

8. What if I want to sell my Sears shares or my Allstate shares?

You should consult your own financial advisors, such as your stockbroker, bank, or tax advisor. Sears does not make recommendations about holding or selling Sears shares or Allstate shares.

If you decide to sell, you should make sure your stockbroker or bank understands whether you want to sell your Sears shares or your Allstate shares, or both. Until about July 12, 1995, stock exchange practices should generally allow you to sell your Sears shares either together with the right to the Allstate spin-off dividend (under the trading symbol ``S'') or without the right to the Allstate spin-off dividend (under the trading symbol ``S-wi''). If you sell your Sears shares with the right to the Allstate dividend, you (or your broker or bank) may be required to deliver to your buyer the Allstate shares you receive in the spin-off. You should also be able to sell your right to the Allstate spin-off dividend shares (under the trading symbol ``ALL-wi'') without selling your Sears shares.

Sales of Sears shares with the right to the Allstate spin-off dividend should generally settle in the new three business day settlement period, but stock exchange practices may provide for later settlement if you sell your Sears shares without the right to the Allstate dividend, or if you sell your Allstate dividend shares without selling your Sears shares. Check with your broker or bank.

Beginning about July 13, 1995, you should only be able to sell your Sears shares without the right to the Allstate spin-off dividend.
Once again, check with your broker or bank.

9. How will the spin-off affect the dividends I currently receive on my Sears shares?

If you keep your Allstate shares after the spin-off, the total of the dividends you receive on your Sears shares and the Allstate shares should exceed the dividends you currently receive on your Sears shares alone. It is currently expected that, after the spin-off, Sears will pay a quarterly dividend of $.23 per share and that Allstate will pay a quarterly dividend of $.19-1/2 per share.

For example, if you own 100 Sears common shares on the record date for the spin-off, after the spin-off you will own both 100 Sears common shares and approximately 93 shares of Allstate stock. Based on these amounts, you would receive $23 from Sears and approximately $18 from Allstate, for a total of approximately $41 a quarter. This would represent an increase from the recent Sears quarterly dividend rate of $0.40 per share (or $40 on 100 Sears shares).

As with any company, the declaration and payment of dividends are subject to the discretion of the respective Boards of Directors of Sears and Allstate and will depend on various factors.

10. Do I have to pay taxes on the Allstate stock that I receive?

Sears has received a ruling from the Internal Revenue Service that Sears shareholders will not recognize a taxable gain or loss when receiving whole shares of Allstate stock. Cash received instead of a fractional share will be treated as proceeds from the redemption of the fractional share and may be taxable. In addition, you may have to pay taxes if you sell your Allstate shares. If you have any questions, please consult your tax advisor.

11. Will there be any change in the federal tax basis of my Sears common shares as a result of the spin-off?

Yes. You will receive information with your Allstate stock certificate that will help you calculate the adjusted tax basis for your Sears shares, as well as the tax basis for your Allstate shares.

12. For more information, whom should I call?

You should call Sears Shareholder Services at 1-800-732-7780 (1-800-SEARS80), Monday through Friday, 8 a.m. - 8 p.m. (Central
Time). If you hold Sears shares in your own name and you do not receive your Allstate stock certificate or your check instead of a fractional share, please call Harris Trust and Savings Bank, Shareholder Services Division at 1-800-670-7744.

                           INFORMATION STATEMENT

                      Concerning the Distribution of
                            360,500,000 Shares
                                    of

                         The Allstate Corporation
                               Common Stock
                        (Par Value $.01 per Share)

                                    By

                          Sears, Roebuck and Co.

This Information Statement is being furnished by Sears, Roebuck and Co. (``Sears'') in connection with the distribution (the ``Distribution'') to Sears common shareholders of approximately
0.93 of a share of the common stock of The Allstate Corporation (``Allstate'') for each Sears common share owned on the Record Date (as defined below). The Distribution will result in approximately 80.3% of the outstanding shares of Allstate common stock being distributed to Sears common shareholders. The remaining shares of Allstate common stock were sold to the public by Allstate in June, 1993.

Certificates for Allstate common stock will be mailed on or about July 12, 1995 to Sears common shareholders of record at the close of business on June 30, 1995 (the ``Record Date''). No consideration will be paid by Sears shareholders for shares of Allstate common stock. As a result of the Distribution, Allstate will cease to be a subsidiary of Sears and Sears will not own any shares of Allstate common stock.

Allstate common stock is listed on the New York and Chicago Stock
Exchanges. The Allstate common stock received in the Distribution will be freely tradeable by nonaffiliates of Allstate. See ``The
Distribution-Market for Allstate Common Stock.''

Sears has received a ruling from the Internal Revenue Service to the effect that the Distribution is not taxable for federal income tax purposes to Sears and its shareholders. See ``The Distribution-Federal Income Tax Consequences.''

The date of this Information Statement is June 20, 1995


THE DISTRIBUTION

On June 20, 1995, the Board of Directors of Sears declared a distribution (the ``Distribution'') to Sears common shareholders of 360,500,000 shares of the common stock of The Allstate Corporation (``Allstate'') on the basis of approximately 0.93 of a share of Allstate common stock for each Sears common share outstanding on June 30, 1995 (the ``Record Date''). The actual fraction of an Allstate share that will be distributed for each Sears common share will equal 360,500,000 (the number of shares of Allstate common stock owned by Sears) divided by the number of Sears common shares outstanding on the Record Date. No consideration will be paid by Sears common shareholders for such shares of Allstate common stock.

Shareholders of Sears or Allstate with questions relating to the Distribution should call 1-800-732-7780 (1-800-SEARS80), Monday through Friday, 8 a.m. - 8 p.m. (Central Time).

Manner of Effecting the Distribution

Sears will effect the Distribution on June 30, 1995 (the ``Distribution Date'') by delivering shares of Allstate common stock to Harris Trust and Savings Bank, as the distribution agent (the ``Distribution Agent''), for distribution to the Sears common shareholders of record on the Record Date. Certificates for Allstate common stock will be mailed to Sears common shareholders on or about July 12, 1995.

No certificates representing fractional shares of Allstate common stock will be issued as part of the Distribution. The Distribution Agent will aggregate fractional shares into whole shares, and will sell them to Allstate at a market price on behalf of holders who otherwise would be entitled to receive a fractional share. Such holders will receive a cash payment in the amount of their pro rata share of the total sale proceeds. Such sale is expected to be made as of June 30, 1995. See ``Federal Income Tax Consequences.''

Sears and Allstate Savings and Profit Sharing Fund participants will have whole and fractional shares credited to their plan accounts.

Federal Income Tax Consequences

General. The Internal Revenue Service has ruled that, for federal income tax purposes, the Distribution will qualify as tax-free under Section 355 of the Internal Revenue Code of 1986 (the ``Code''), and that, accordingly, (i) Sears shareholders will not recognize gain or loss by reason of the receipt of whole shares of Allstate common stock in the Distribution and (ii) Sears will not recognize gain or loss by reason of the Distribution. A shareholder who receives cash in lieu of a fractional share will recognize gain or loss equal to the difference between the cash received and the amount of tax basis allocable to such fractional share.

The Distribution, although tax-free when made, could be rendered taxable as a result of subsequent actions or events. In that event, taxable gain would be recognized by the consolidated group of which Sears is the parent, and each shareholder receiving Allstate common stock in the Distribution would be treated as having received a taxable dividend.

Additional Information. Additional information will be sent to shareholders shortly after the Distribution Date concerning (1) the calculation of the new tax basis of their Sears common shares and Allstate common stock, (2) the tax treatment of cash received in lieu of fractional shares, and (3) the holding period of the Allstate common stock received by a Sears shareholder.

Summary Only. The summary of federal income tax consequences set forth above is for general information only and may not be applicable to shareholders who are not citizens or residents of the United States or who are otherwise subject to special treatment under the Code. All shareholders should consult their own tax advisors as to the particular tax consequences of the Distribution to them, including the state, local, and (if applicable) foreign tax consequences.

Market for Allstate Common Stock

Allstate common stock is listed on the New York and Chicago Stock Exchanges under the symbol ALL. Shares of Allstate common stock distributed to Sears shareholders will be freely transferable, except for shares received by persons who may be deemed to be ``affiliates'' of Allstate under the Securities Act of 1933.

The following table sets forth for the periods indicated the high and low sale prices of Allstate common stock as reported on the New York Stock Exchange Composite Tape.

                                      High                 Low

          First Quarter, 1995          $29               $23-1/2
        Second Quarter, 1995
            (through June 16)        $31-5/8             $28-1/8


                          INFORMATION ABOUT SEARS

Following the Distribution, Sears will not hold any shares of Allstate common stock. Sears will continue to be a publicly-held corporation whose common shares are traded on the New York, Chicago, and Pacific Stock Exchanges in the United States and on the following foreign stock exchanges: London, England; Basel, Geneva, Lausanne, and Zurich, Switzerland; Amsterdam, The Netherlands; Tokyo, Japan; and Frankfurt, Germany.

Sears originated from an enterprise established in 1886. It was incorporated under the laws of New York in 1906. Its general offices are located at Sears Tower, Chicago, Illinois 60684. Following the Distribution, Sears and its consolidated subsidiaries (the ``Company'') will conduct domestic and international merchandising operations. The Company, a multi-line retailer, is among the largest retailers in the world, on the basis of sales of merchandise and services.


                        INFORMATION ABOUT ALLSTATE

Allstate is a leading U.S. property-liability and life insurer. Allstate is the country's second largest property-liability insurer on the basis of 1993 statutory premiums earned and is a major life insurer as well. (Source: A.M. Best.) Allstate has more than 20 million customers, and its name and the ``You're in Good Hands'' service marks are widely recognized. Allstate's primary business is the sale of private passenger automobile and homeowners insurance. Allstate also sells life insurance, annuity and group pension products, and selected commercial property and casualty coverages. Allstate markets its products through a variety of distribution channels, with the core of its distribution system being a broad-based network of approximately 14,500 full-time Allstate agents in the United States and Canada.

Allstate's principal executive offices are located at 2775 Sanders Road, Northbrook, Illinois, 60062-7127.


                                 DIVIDENDS

Allstate has declared a cash dividend for the second quarter of 1995 of $.19-1/2 per share of Allstate common stock payable on June 29, 1995 to stockholders of record on June 8, 1995. Because the record date for such cash dividend precedes the Distribution Date, Sears common shareholders will not receive this quarterly cash dividend, but such holders who remain as Allstate stockholders after the Distribution Date will be eligible to receive subsequent Allstate dividends.

Allstate currently intends to continue to pay dividends. The payment and amount of dividends are, however, subject to the discretion of its Board of Directors and will depend upon Allstate's results of operations, financial condition, cash requirements, future prospects, regulatory restrictions on the payment of dividends by insurance companies, and other factors deemed relevant by its Board of Directors.

Sears has declared a dividend for the second quarter of 1995 of $.40 per common share, payable on July 3, 1995 to common shareholders of record on May 31, 1995. Sears anticipates that its quarterly dividend will be reduced to $.23 per common share effective for the dividend for the third quarter of 1995.

Sears currently intends to continue paying dividends. The payment and amount of dividends are, however, subject to the discretion of its Board of Directors and will depend on Sears results of operations, financial condition, cash requirements, future prospects, and other factors deemed relevant by its Board of Directors.


                          ADDITIONAL INFORMATION

The Allstate common stock is registered under the Securities Exchange Act of 1934 (the ``Exchange Act''). Allstate and Sears are each subject to the reporting requirements of the Exchange Act, and in accordance therewith have filed registration statements, reports and other information (collectively, the ``SEC Reports'') with the Securities and Exchange Commission (the ``SEC''). For further information pertaining to Allstate (including financial statements and other financial information), its common stock and related matters, Sears shareholders are urged to read Allstate's SEC Reports.

The SEC Reports can be inspected and copied at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C.; 7 World Trade Center, Suite 1300, New York, New York; and 500 West Madison Street, Suite 1400, Chicago, Illinois. Copies of such material also can be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC Reports can also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York; at the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois; and, in the case of Sears SEC Reports, at the Pacific Stock Exchange, 301 Pine Street, San Francisco, California.